OMB APPROVAL

OMB Number: 3235-0116

Expires: March 31, 2011

Estimated average burden
hours per response: 8.7

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of February 2010

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 1350 - 650 West Georgia Street Vancouver, B.C. V6B 14N9

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

1350- 650 WEST GEORGIA ST. VANCOUVER, BC, CANADA V6B 4N9 TEL: 604.669.6660 FAX: 604.669.0898 WWW.KISKAMETALS.COM TSX-V: KSK CONTACT: DREW MARTEL OR JASON WEBER

NEWS RELEASE

Kiska Adds Investor Relations Manager

KSK10-03

Vancouver, BC – February 5, 2010: Kiska Metals Corporation, TSX-V:KSK, (“Kiska”) announces the appointment of Mr. Drew Martel to the position of Manager Investor Relations. Mr. Martel brings 14 years of marketing, finance and client-management experience to the Kiska team. He will oversee development of the Company's investor relations strategy and will focus on increasing the Company's exposure in the financial community. Mr. Martel has developed several investor relations programs for Canadian and US listed companies engaged in mineral exploration where he has helped raise over $30-million for projects in Africa, Canada and the United States.

Kiska has granted a total of 250,000 incentive stock options to Mr. Martel and a consultant to Kiska at a price of $0.72 with an expiry date of February 4, 2015. Options will vest in tranches of 25,000 every quarter.

About Kiska Metals Corporation

Kiska Metals Corporation is a mineral exploration company with renowned technical expertise and sizable exploration portfolio including the multi-million ounce Whistler gold deposit, numerous exciting early stage exploration opportunities around the world, and partnerships with some of the world’s largest and most successful gold and base metal producers. Kiska resulted from the merger of Rimfire Minerals Corporation and Geoinformatics Exploration in August 2009.

On behalf of Kiska Metals Corporation

“Jason Weber”

Jason Weber, P.Geo., President & CEO

CAUTIONARY STATEMENT: No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Kiska Metals Corporation, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kiska's expectations are the risks detailed herein and from time to time in the filings made by Kiska Metals Corporation with securities regulators. Those filings can be found on the Internet at http://www.sec.gov/edgar/searchedgar/webusers.htm and http://www.sedar.com.

KISKA METALS CORPORATION

FORM 51-102F3

MATERIAL CHANGE REPORT

1.

Name and Address of Company

Kiska Metals Corporation

Suite 1350 - 650 West Georgia Street

Vancouver, B.C.

V6B 14N9

2.

Date of Material Change

February 4, 2010

3.

News Release

A new release disclosing the material change was issued through Marketwire in Vancouver, British Columbia, on February 5, 2010 and filed on SEDAR.

4.

Summary of Material Change

The Company has granted a total of 250,000 incentive stock options to an employee and a consultant to Kiska at a price of $0.72, expiring February 4, 2015.

5.1

Full Description of Material Change

The Company has granted a total of 250,000 incentive stock options to an employee and a consultant to Kiska at a price of $0.72 with an expiry date of February 4, 2015. Options will vest in tranches of 25,000 every quarter. Options are granted in accordance with the Company’s Incentive Stock Option plan approved at the Annual General Meeting held July 30, 2009.

5.2

Disclosure for Restructuring Transactions

Not applicable.

6.

Reliance on Subsection 7.1(2) of National Instrument 51-102

Not Applicable.

7.

Omitted Information

Not Applicable.

8.

Executive Officers

For further information about this material change, please contact Jason S. Weber, President and Chief Executive Officer, at (604) 669-6660 or by email at jasonw@kiskametals.com.

9.

Date of Report

DATED at the City of Vancouver, in the Province of British Columbia this 5th day of February 2010

(signed)

Dorothy G. Miller

Chief Financial Officer

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KISKA METALS CORPORATION (Registrant)

Date: February 5, 2010	By: “Jason S. Weber”

Jason S. Weber, Chief Executive Officer